MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter of 2005

The following management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of FNX Mining Company Inc. (“FNX” or the “Company”) was prepared to enable a reader to assess material changes in the financial condition and results of operations of FNX as at and for the three and six month periods ended June 30, 2005, in comparison to the corresponding prior-year periods.  This MD&A is prepared as at August 3, 2005, and is intended to supplement and compliment the unaudited interim consolidated financial statements of FNX for the second quarter of 2005, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A included in the 2004 Annual Report, and the most recent Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities. This MD&A contains certain forward looking statements based on management’s current expectations (please see “Cautionary Note Regarding Forward Looking Statements” below).  All references to dollars herein are in Canadian dollars unless otherwise specified.

Executive Summary

FNX mined and processed more tons of ore, produced more pounds of nickel and copper and had higher revenues, net earnings and earnings per share in the second quarter of 2005 than in either the second quarter of 2004 or the first quarter of 2005.  The Company mined 108,773 tons of ore, shipped 110,832 tons of ore and processed and sold 96,108 tons of ore resulting in the sale of 2.1 million pounds of nickel during the second quarter of 2005.  FNX realized revenues of US$7.21 per pound of nickel sold and had cash costs, net of by-product credits, of US$3.03 per pound of nickel sold.  The revenue per ton of ore processed and sold was $238 at a cash cost of $119 per ton resulting in a cash operating margin per ton of ore sold of $119.  Nickel sales, along with significant by-product revenues from copper, platinum, palladium and gold, resulted in operating revenues of $21.9 million.  Mine cash operating costs for the quarter totaled $11.0 million, providing a cash operating margin of $10.9 million.  Net earnings were $3.1 million, or $0.06 per share, and generated cash flow from operating activities of $3.6 million, or $0.08 per share.  The Adjusted EBITDA for the second quarter was $6.1 million, or $0.12 per share.  Cash balances and working capital were $49.0 million and $65.1 million, respectively, at June 30, 2005 and the Company continued to be debt free.

FNX focused its exploration activities on the copper-nickel-platinum-palladium-gold discovery in the footwall of its Levack property (the “Levack Footwall” discovery).  FNX continued to drill the Levack Footwall discovery from surface and underground during the second quarter of 2005.  FNX has issued Press Releases dated February 28, May 10 and May 19, 2005 describing the discovery’s drilling results available at those times and will issue future results as they become available.  While there still is insufficient data to determine the economic significance of the Levack Footwall discovery, the results to date show high-grade veins of copper, nickel and precious metals associated with a strong UTEM downhole conductor.  The mineralogy and geological setting are similar to other producing footwall-type deposits in the Sudbury mining district.

Exploration/development work on the PM Deposit at the McCreedy West mine continued in the second quarter and advanced to the point where, commencing with May 2005 production, ore mined and shipped from the PM Deposit will be included in revenue in the statement of operations starting with the reporting month of July 2005.  Pre-production revenues from ore mined up to and including April 30, 2005, totaling $3.6 million, were credited against the PM Deposit’s capitalized costs.  Shaft sinking at the Podolsky deposit continued with the shaft having reached a depth of 562 feet by the end of the second quarter and 780 feet by July 31.

There were no reportable environmental incidents and one minor lost time accident in the second quarter of 2005.

Subsequent to quarter end, FNX completed the acquisition of all of the issued and outstanding common shares of Aurora Platinum Corp. (“Aurora”), pursuant to an agreement previously announced on May 4, 2005.  On July 1, 2005, FNX issued 4,270,803 common shares to acquire a 100% interest in Aurora.  Aurora’s principal assets are its 60% joint venture interest in the Falconbridge Mine Property located in the Sudbury mining district, interests in two publicly listed, junior mining corporations, Lake Shore Gold Corp. (“Lake Shore”) and Superior Diamonds Inc. (“Superior”), and its nickel-copper-platinum group metals exploration properties in northwestern Quebec, northwestern Ontario and the Timmins area of Ontario.  In a related but independent transaction that also closed on July 1, 2005, pursuant to an agreement dated May 18, 2005 with FNX’s Sudbury Joint Venture (“SJV”) partner, Dynatec Corporation (“Dynatec”), FNX agreed to sell to Dynatec 50% of the Company’s interest in Aurora for cash proceeds of $12.2 million and the issuance by Dynatec to FNX of 7,716,594 common shares of Dynatec.  Management is of the view that the mineral properties held by Aurora in the Sudbury mining district have significant exploration potential for the discovery of nickel-rich contact-type deposits and copper-nickel-platinum-palladium-gold footwall-type deposits similar to the mineralization recently discovered by FNX at Levack Footwall.

Key Economic Trends

The MD&A included in FNX’s 2004 Annual Report contained a discussion of the key economic trends that affect the Company and how they impact FNX’s financial statements.  This interim MD&A provides an update to reflect any significant changes in those trends since the preparation of the 2004 Annual MD&A.

FNX’s financial performance has been and is expected to continue to be closely linked to the price of nickel and, to a lesser extent, the price of copper and other metals (platinum, palladium, gold and cobalt) produced by the Company.  Nickel accounted for approximately 86% of the Company’s mine operating revenues in the second quarter of 2005.  The cash settlement price of nickel on the London Metal Exchange (“LME”) averaged US$7.44 per pound during the second quarter of 2005, with a high of US$8.05 per pound and a low of US$6.58 per pound, compared to an average of US$6.96 per pound and US$5.67 per pound in the first quarter of 2005 and the second quarter of 2004, respectively.   The LME cash settlement price on June 30, 2005 was US$6.67 per pound and averaged US$6.61 for the month of July 2005.   The LME average cash settlement price of nickel of US$7.44 per pound in the second quarter of 2005 was the highest average quarterly price in sixteen years.  Nickel prices have declined somewhat since those highs.  Management is of the view that, while the LME average cash settlement price for nickel will continue to be volatile for at least the balance of 2005, the demand for nickel will continue to be strong and the price of nickel should remain strong relative to historic averages.  LME and producer nickel inventories remain at very low levels and it is expected that growth in nickel supply will be limited as producers struggle to increase output.

FNX reports its financial results in Canadian dollars.  While most of the Company’s costs are in Canadian dollars, revenues from metal sales are in US dollars.  The Canadian dollar-US dollar exchange rate has remained relatively constant in 2005, with the average rate for the second quarter of 2005 being $1.23/US$, compared to $1.22/US$ in the first quarter of 2005.  The exchange rate for the second quarter of 2004 was $1.33/US$.  Recent Bank of Canada statements indicate that no interest rate increases are imminent, reducing any upward pressure on the exchange rate.  Management is of the view that the Canadian dollar appears to have somewhat stabilized in 2005 and should remain within its current range of $1.18/US$ to $1.24/US$.

Financial Results

Overview

The following table presents a summary of and changes between FNX's Consolidated Statements of Operations for the periods ended June 30, 2005 and 2004.

	Three months ended			Six months ended
	2005	2004	Change	2005	2004	Change
	$000s	$000s	$000s	$000s	$000s	$000s
Mine operating revenues	21,923	13,624	8,299	37,007	23,135	13,872
Mine operating expenses (1)	(11,004)	(8,927)	(2,077)	(20,573)	(13,430)	(7,143)
Mine amortization	(1,672)	(1,431)	(241)	(3,381)	(2,258)	(1,123)
Mining, net	9,247	3,266	5,981	13,053	7,447	5,606
Non-controlling interests	(2,155)	(701)	(1,454)	(2,918)	(1,703)	(1,215)
Earnings from operations	7,092	2,565	4,527	10,135	5,744	4,391
Corporate administration	(1,497)	(1,312)	(185)	(2,566)	(2,069)	(497)
Exploration administration	(708)	(371)	(337)	(1,563)	(804)	(759)
Depreciation	(16)	(25)	9	(33)	(49)	16
Stock-based compensation	(259)	(495)	236	(361)	(513)	152
Taxes	(1,899)	(467)	(1,432)	(2,443)	(1,391)	(1,052)
Other (expenses) income	381	283	98	653	571	82
Net earnings	3,094	178	2,916	3,822	1,489	2,333
Basic and diluted EPS	$0.06	$0.00	$0.06	$0.08	$0.03	$0.05

(1)

Mine operating expenses exclude mine depreciation and amortization.

Operating revenues were $21.9 million in the second quarter of 2005, approximately 61% higher than in the second quarter of 2004, and were $6.8 million, or 45%, higher than in the first quarter of 2005.  Net earnings were $3.1 million, equal to $0.06 per share for the quarter, compared to net earnings of $0.2 million or $0.00 per share for the same quarter last year and $0.7 million or $0.01 per share in the first quarter of 2005.  There were no unusual items in the quarter or year to date 2005.  Cash flow from operating activities was $3.6 million, equal to $0.07 per share, compared to $1.1 million or $0.02 per share in the second quarter of 2004.  FNX’s cash position at June 30, 2005 was $49.0 million, $1.6 million less than at March 31, 2005 and $7.8 million less than at December 31, 2004.  Working capital was $65.1 million, an increase of $4.1 million from March 31, 2005, but a decrease of $3.7 from December 31, 2004.

Operating revenues were $37.0 million for the six month period ended June 30, 2005, approximately 60% higher than in the same period in 2004.  Net earnings were $3.8 million, equal to $0.08 per share for the year to date, and were 157% higher than the $1.5 million, or $0.03 per share, of net earnings in 2004.  Cash flow from operating activities was $9.0 million, equal to $0.18 per share for the six months ended June 30, 2005, and was 286% higher than the $2.3 million, or $0.05 per share in 2004.

Metal Production and Sales

The following table presents a summary of FNX's metal production and sales information for the periods ended June 30, 2005 and 2004.

		Three months ended		Six months ended
		2005	2004	2005	2004
	Ore (tons)
	Mined	108,773	91,282	196,834	151,838
	Shipped	110,832	85,434	194,168	143,294
	Sold
	Nickel ore	86,349	72,044	156,164	108,769
	Copper ore	5,759	3,936	10,164	6,750
	Total ore	92,108	75,980	166,328	115,519
	Grade of ore sold
	Nickel ore (%Ni)	1.7	1.6	1.6	1.7
	Copper ore (%Cu)	8.9	5.9	8.1	6.3
	Payable metal sold (000s lbs)
	Nickel	2,100	1,556	3,628	2,509
	Non-controlling interests	(525)	(389)	(907)	(627)
	Net to FNX	1,575	1,167	2,721	1,882

	Copper	1,324	669	2,166	1,179
	Non-controlling interests	(331)	(167)	(541)	(295)
	Net to FNX	993	502	1,625	884
	Metal sales revenue
	Average Ni price (US$/lb)	7.21	5.64	7.07	6.02
	Average Cu price (US$/lb)	1.48	1.23	1.46	1.21
	$/US$ exchange rate	1.23	1.34	1.23	1.33
	Total revenue ($000s)	21,923	13,624	37,007	23,135
	Revenue ($/ton of ore sold)	238	179	222	200
	Cash cost of metals sold
	Mining ($000s)	11,004	8,927	20,573	13,430
	Cash cost (US$/lb of Ni sold)	3.03	3.45	3.45	3.16
	Cash cost ($/ton of ore sold)	119	117	124	116

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest shown as non-controlling interests.
	2.

Mined relates to ore that was mined from McCreedy West during the three month and six month calendar periods ended June 30, 2005 and 2004, respectively, and includes 13,536 tons of ore mined from the PM Deposit at McCreedy West in May and June 2005.

	3.

Shipped relates to ore that was mined from McCreedy West and shipped to Inco Limited (“Inco”) for processing during the three month and six month calendar periods ended June 30, 2005 and 2004, respectively, and includes 13,536 tons of ore shipped to Inco from the PM Deposit at McCreedy West in May and June 2005.

	4.

Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, was processed by Inco and was, accordingly, recognized in revenue during the three month and six month reporting periods ended June 30, 2005 and 2004, respectively.  In accordance with the Company’s revenue recognition policy, no revenues were recognized from the PM Deposit at McCreedy West for May and June 2005 and the related mining and haulage costs were included in ore-in-process on the Balance Sheet.

	5.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.

Metal sales

Nickel sales in the second quarter of 2005 were 544,000 pounds more, or 35% higher, than in the same period of 2004, and were 572,000 pounds more than in the first quarter of 2005.  The 35% increase in pounds of nickel sold in this quarter compared to 2004 was due to more tons of nickel ore being mined, shipped and processed along with higher average nickel grades.  The 37% increase in pounds of nickel sold in the second quarter as compared to the first quarter of 2005 was due to a combination of 16,534 more tons of nickel ore being mined, shipped and processed along with slightly higher average nickel grades.  Copper sales in the second quarter were 655,000 pounds more than in the same period in 2004, and were 482,000 pounds higher than in the first quarter of 2005.  The 98% increase in pounds of copper sold in this quarter compared to 2004 was due to more tons of copper ore being mined, shipped and processed along with higher average copper grades.  The 57% increase in pounds of copper sold in the second quarter as compared to the first quarter of 2005 was due to a combination of 1,355 more tons of copper ore being mined, shipped and processed along with higher average copper grades.  More tons of ore were mined, shipped and processed in the second quarter of 2005 than in the second quarter of 2004, as the McCreedy West mine was still in the process of ramping up production in early 2004.  Production of ore in the second quarter of 2005 was higher than in the first quarter of 2005 as the backfilling and stope sequencing difficulties experienced in the first quarter were resolved this quarter.

Nickel sales for the six months ended June 30, 2005 were 1,119,000 pounds higher than in the same period of 2004.  The 45% increase in pounds of nickel sold was due to 47,395 more tons of nickel ore being mined, shipped and processed this year, partially offset by slightly lower average nickel grades.  Copper sales for the 2005 year to date were 987,000 pounds higher than in the same period in 2004.  The 84% increase in pounds of copper sold this year was due to a combination of 3,414 more tons of copper ore being mined, shipped and processed along with higher average copper grades.  Production levels were higher in 2005 than in 2004 for the reasons discussed above.

Metal sales for the year are forecast to total, as originally budgeted, 7.6 million pounds of nickel, 6.1 million pounds of copper and 12,500 ounces of platinum, palladium and gold.

Metal sales revenue

The nickel and copper contained in the ore that FNX sends to Inco for processing each month is priced at and ultimately paid to FNX on the basis of the lower of the month’s average LME cash settlement price and the monthly average LME three month seller price.  FNX’s average realized nickel price was US$7.21 per pound and US$7.07 per pound of nickel sold in the second quarter and year to date 2005, respectively, compared to US$5.64 per pound and US$6.02 per pound, respectively, last year.   As discussed in the Executive Summary section of this MD&A, management is of the view that nickel prices will be volatile but should remain high relative to historic averages for the balance of 2005.

The higher realized nickel price in the second quarter of 2005 compared to the second quarter of 2004 resulted in $2.1 million of additional nickel sales revenue, while the higher number of pounds of nickel sold when comparing the same periods resulted in $4.8 million of additional sales revenue.

The following table shows the increase (decrease) in FNX’s nickel sales revenue as a result of an increase (decrease) in the quantity of nickel sold and the price of nickel earned by comparing the second quarter and year to date 2005 to previous periods.

	Q2-2005 versus Q2-2004	YTD-2005 versus YTD-2004	Q2-2005 versus Q1-2005
	$000s	$000s	$000s
Increase (decrease) in nickel sold:
Number of pounds sold (000s lbs)	544	1,119	572
Change in revenue due to quantity	4,791	9,070	4,879
Price per pound sold (US$/lb) (1)	1.57	1.05	0.32
Change in revenue due to price	2,093	2,430	874
Net change in sales revenue	6,884	11,500	5,753

(1)

The price of nickel is quoted in US dollars.  FNX, however, reports revenue in Canadian dollars.  As a result of the approximately 10% appreciation in the Canadian dollar compared to the US dollar from the second quarter of 2004 to the second quarter of 2005, the increase in the price per pound of nickel in Canadian dollar terms has not been as large as the increase in US dollar terms.  The effect of changes in the Canadian dollar-US dollar exchange rate realized by FNX has not been separately identified in the table above.

Mining cost of sales

Mine operating expenses excluding mine depreciation and amortization costs (“cash operating costs”) were $11.0 million in the second quarter of 2005, compared to $8.9 million in the second quarter of 2004.  FNX’s cash operating cost per pound of nickel sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was US$3.03 for the quarter, US$0.42 per pound lower than in the second quarter of 2004 and US$0.99 per pound lower than in the first quarter of 2005.  Cash operating costs were $2.1 million higher in the second quarter of 2005 compared to 2004 due to the significantly higher number of pounds of nickel sold, but at a lower cash operating cost per pound as a result of higher by-product credits.

Mine cash operating costs were $20.6 million for the year to date 2005, compared to $13.4 million in 2004.  FNX’s cash operating cost per pound of nickel sold was US$3.45 per pound year to date 2005, $0.29 per pound higher than in 2004.  Cash operating costs were $7.1 million higher in 2005 compared to 2004 due to the significantly higher number of pounds of nickel sold, but at a lower cash operating cost per pound as a result of higher by-product credits.

The following tables present the calculation of cash operating costs per pound of nickel sold:

	Three months ended June 30, 2005			Three months ended June 30, 2004
	C$000s	US$000s	US$/lb	C$000s	US$000s	US$/lb
Operating expenses (1)	11,004	8,924	4.25	8,927	6,675	4.28
By-product credits:
Copper	(2,426)	(1,967)	(0.94)	(1,112)	(832)	(0.53)
Other (2)	(728)	(590)	(0.28)	(626)	(468)	(0.30)
Cash operating costs	7,850	6,367	3.03	7,189	5,375	3.45
Nickel sold (000s lbs)		2,100			1,556

	Six months ended June 30, 2005			Six months ended June 30, 2004
	C$000s	US$000s	US$/lb	C$000s	US$000s	US$/lb
Operating expenses (1)	20,573	16,760	4.62	13,430	10,067	4.01
By-product credits:
Copper	(3,907)	(3,183)	(0.88)	(1,916)	(1,436)	(0.57)
Other (2)	(1,315)	(1,071)	(0.29)	(934)	(700)	(0.28)
Cash operating costs	15,351	12,506	3.45	10,580	7,931	3.16
Nickel sold (000s lbs)		3,628			2,509

(1)

Operating expenses exclude mine depreciation and amortization.

(2)

Platinum, palladium, gold and cobalt.

(3)

Canadian dollars have been translated into US dollars using the average rate realized by FNX for the relevant period.

Total operating costs are expected to rise during the balance of 2005 as a result of increasing quantities of ore mined due to production from the PM Deposit, commencing with the month of May, being included in the statement of operations starting with the reporting month of July.  The PM Deposit’s relatively higher copper by-product content should favourably impact FNX’s cash operating cost per pound of nickel sold as a result of higher by-product credits.

Mine depreciation and amortization expense was $1.7 million in the second quarter of 2005, compared to $1.4 million in 2004, as both the property, plant and equipment balance and number of tons of ore mined and shipped to Inco were higher this year.  Mine depreciation and amortization expense will increase with the increase in production rates as a result of the PM Deposit commencing to be recognized in the statement of operations in July 2005.

Cash operating margin per ton of ore sold

Cash operating margin per ton of ore sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), improved during the second quarter of 2005 and was $119 per ton, compared to $62 per ton in 2004 and $74 per ton in the first quarter of 2005.  Higher tonnages of ore sold at higher metal prices were the contributing factors to the improvement in the cash operating margin per ton of ore sold.

The following table presents the calculation of cash operating margin per ton of ore sold (1) for the periods indicated.

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$/ton	$/ton	$/ton	$/ton

Mine operating revenue	238	179	222	200
Mine operating expenses (2)	(119)	(117)	(124)	(116)
Cash operating margin per ton of ore sold	119	62	98	84

(1)

Components of the cash operating margin per ton of ore sold are calculated by dividing each of mine operating revenue and mine operating expenses, as per the statements of operations, by tons of ore sold.

(2)

Mine operating expenses exclude mine depreciation and amortization.

With metal prices continuing to be high, grades forecasted to remain stable and increasing tonnages of ore mined, FNX anticipates that the cash operating margin per ton of ore sold will continue to be volatile but should continue to exceed the Company’s $50 per ton target.

Other Items in the Statements of Operations

Corporate and exploration administration

Corporate administration expenses were as expected at $1.5 million and $2.6 million in the second quarter and year to date 2005, respectively, compared to $1.3 million and $2.1 million, respectively, in 2004.  Administration expenses are expected to continue at approximately the same quarterly rate during the rest of 2005.  Due to the nature of exploration activities, exploration administration expenses are somewhat more volatile than corporate administration expenses and were $0.7 million and $1.6 million in the second quarter and year to date 2005, respectively, compared to $0.4 million and $0.8 million, respectively, in 2004.  Exploration administration expenses are expected to be approximately $3.0 million for the year.

Depreciation

Depreciation expenses for the Toronto head office and Sudbury exploration office equipment, furniture and fixtures were not significant.

Stock-based compensation

Stock-based compensation expense was $0.3 million and $0.4 million in the second quarter and the year to date 2005, respectively, compared to $0.5 million in both the quarter and the year to date 2004.  While the number of options granted in the second quarter of 2005 was approximately 101,000 more than the 100,000 granted in 2004, the stock-based compensation expense was lower this year as a result of the increase in the time period to vest, and hence the recognition of the expense, for stock options granted in 2005.

Other expenses (income)

Other expenses (income) resulted in net income of $0.4 million and $0.7 million in the second quarter and the year to date 2005, respectively, compared to net income of $0.3 million and $0.6 million, respectively, in 2004.  Other income primarily consists of interest income on cash and term deposits of the Company and fees earned from managing third party exploration programs.

Provision for income and resource taxes

Provision for taxes was $1.9 million and $2.4 million in the second quarter and year to date 2005, respectively, compared to $0.5 million and $1.4 million, respectively, in 2004.  No cash income taxes were payable in either year as the Company continues to have sufficient income tax deductions available to reduce cash taxes to nil.  The higher tax expense in 2005 is as a result of higher earnings this year compared to last year.

Non-controlling interests

Non-controlling interests expenses, related to Dynatec’s interest in the SJV were $2.1 million and $3.0 million in the second quarter and year to date 2005, respectively, compared to $0.7 million and $1.7 million, respectively, in 2004.

Hedging

FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments and there are currently no plans to enter into any such contracts.

Adjusted EBITDA

Adjusted earnings before interest, taxes and depreciation and amortization (“Adjusted EBITDA”), a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), improved during the second quarter of 2005 and was $4.2 million higher than in the second quarter of 2004 and $3.9 million higher than in the first quarter of 2005.   The Adjusted EBITDA for the six months ended June 30, 2005 was $3.9 million higher than the same period in 2004.

The following table presents the calculation of Adjusted EBITDA for the periods indicated.

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$000s	$000s	$000s	$000s

Mine operating revenue	21,923	13,624	37,007	23,135
Mine operating expenses (1)	(11,004)	(8,927)	(20,573)	(13,430)
Cash operating margin	10,919	4,697	16,434	9,705
Corporate administration	(1,497)	(1,312)	(2,566)	(2,069)
Exploration administration	(708)	(371)	(1,563)	(804)
Other expenses (income) (2)	138	56	121	52
Non-controlling interests (3)	(2,730)	(1,174)	(4,109)	(2,426)
Adjusted EBITDA	6,122	1,896	8,317	4,458

(1)

Mine operating expenses exclude mine depreciation and amortization.

(2)

Excludes interest income and interest expense.

(3)

Calculated as 25% of cash operating margin.

Subsequent Events

On July 1, 2005, FNX completed two related but independent transactions, the acquisition of 100% of Aurora and the immediate sale of 50% of that interest to Dynatec.   The weighted average fair value price of the shares of FNX was $9.27 as at May 4, 2005, the date the agreement of the transaction was announced, which would have resulted in an ascribed fair value for accounting purposes of $39.6 million as at that time.  Purchase accounting rules according to GAAP, however, require FNX to fair value the 4,270,803 common shares issued to shareholders of Aurora at $11.64 per share, being the weighted average share price of FNX for the day of, the two business days before and the two business days after the date of determination of the ultimate number of shares of FNX to be issued, which date was June 15,

2005.  Accordingly, for accounting purposes, the fair value of the shares of FNX issued was $49.7 million.  This fair value amount will be ascribed in the third quarter of 2005 to the net assets acquired.  The principal assets acquired were Aurora’s 13,300,000 common shares of Lake Shore (16.3% of issued share capital), 6,850,000 common shares of Superior (20.6% of issued share capital), its 60% interest in the Falconbridge mine property and various interests in other properties in the Sudbury mining district, and its interest in various nickel-copper-platinum group metals exploration properties in northwestern Quebec, northwestern Ontario and the Timmins area of Ontario.

Also on July 1, 2005, FNX sold to Dynatec a 50% interest in Aurora with an accounting cost base of $24.8 million, being half of the fair value of the FNX shares issued to acquire Aurora as described above.  The consideration received from Dynatec was $12.2 million in cash and 7,716,594 common shares of Dynatec.  As the Dynatec transaction was independent of the acquisition of Aurora, for accounting purposes, the fair value of the shares received from Dynatec at the date the transaction closed was $1.28 per share for a total fair value of $9.9 million.  The fair value of cash and share proceeds received from Dynatec, therefore, totaled $22.1 million.  Accordingly, for accounting purposes, FNX will record a one-time, pre-tax, non-cash loss on the sale to Dynatec, of approximately $2.7 million, being the difference between the $22.1 million of fair value proceeds received and FNX’s $24.9 million of fair value costs.

Financial Condition and Liquidity

Cash and cash flows

Cash flow from operating activities totaled $3.6 million and $9.0 million in the second quarter and year to date 2005, respectively, compared to $1.1 million and $2.3 million, respectively, in 2004.  The higher cash flows in 2005 were due to the sale of more nickel and copper from the higher quantities of ore mined, shipped and processed.

Financing activities in the second quarter of 2005 resulted in a net cash inflow of $4.2 million.  With the rapid appreciation in FNX’s share price following the announcement of the Levack Footwall discovery drill results, options to purchase 0.7 million common shares were exercised under the Company’s stock option plan for cash proceeds of $3.2 million.  As a result of the high level of exploration and development activities undertaken during the quarter and year to date 2005, the non-controlling interests’ cash contributions from Dynatec to the SJV exceeded the cash distributions by $1.0 million and $3.4 million, respectively, for the second quarter and year to date 2005.

Investing activities in the second quarter of 2005 resulted in a net cash inflow of $5.6 million, as a result of a maturing $15.0 million term deposit being retained as a cash equivalent instead of reinvested in a longer-term deposit, less $8.9 million for net exploration, development and equipment expenditures that were capitalized as property, plant and equipment.  The year to date net cash outflow was $23.6 million, virtually all of which was on property, plant and equipment.

The net change in cash balances as a result of operating, financing and investing activities was a net outflow of $1.6 million during the second quarter of 2005 and $7.8 million since December 31, 2004.  FNX remains debt free and the Company’s cash position of $49.0 million at June 30, 2005, is sufficient to meet all planned cash expenditures in 2005.

Working capital

Working capital increased $4.1 million during the second quarter of 2005, primarily as a result of the increase in accounts receivable and ore-in-process for ore mined and shipped to Inco from the PM Deposit.  Working capital decreased $3.7 million for the year to date, primarily as a result of the relatively high level of cash expenditures on property, plant and equipment.

Property, plant and equipment

Expenditures on property, plant and equipment by the SJV totaled approximately $8.9 million in the second quarter and $23.2 million for the year to date 2005.  These expenditures consisted of exploration drilling, underground exploration/development, including shaft sinking at Podolsky and shaft rehabilitation at Levack, and the purchase of certain mining equipment.

The following table shows the net increase (decrease) in property, plant and equipment expenditures for 2005 by property location.

	Six months ended June 30, 2005	Three months ended June 30, 2005	Three months ended March 31, 2005
	$000s	$000s	$000s

McCreedy West	3,283	1,490	1,793
McCreedy West PM (1)	1,418	(1,560)	2,978
Kirkwood	119	119	0
Levack	4,966	2,922	2,044
Levack Footwall	2,834	1,938	896
Podolsky	10,550	4,003	6,547
Victoria	6	6	0
	23,176	8,918	14,258
Corporate	3	2	1
	23,179	8,920	14,259

(1)

Pre-production revenue credits from the McCreedy West PM Deposit totaled $3.6 million, with the portion attributable to the second quarter exceeding the expenditures on property, plant and equipment by $1.6 million in the second quarter of 2005.

During the second quarter, FNX drilled 70,631 feet of diamond drilling in 137 holes.  The following table details drilling by property.

	Three months ended June 30, 2005		Six months ended June 30, 2005
	# Holes	# Feet	# Holes	# Feet

Kirkwood	4	1,840	4	1,840
Levack	0	0	3	4,746
McCreedy West – Phase 1	91	23,014	140	32,704
McCreedy West – PM Deposit	32	8,631	102	33,123
Levack Footwall	9	35,748	13	47,949
Podolsky	2	1,398	19	11,717
Victoria	0	0	0	0
	138	70,631	281	132,079

Since the discovery of the Levack Footwall high grade copper-nickel-platinum-palladium-gold mineralization in February 2005, FNX’s principal exploration efforts have been and for the immediate future will continue to be focused on this promising deposit, as half of the diamond drilling in the quarter was targeted on the Levack Footwall discovery.  Access to Falconbridge Limited’s nearby Craig mine was successfully negotiated in order to permit more cost and time effective testing of the Levack Footwall deposit from underground drilling platforms rather than by long surface holes.  Underground drilling will continue to delineate the known deposits at McCreedy West.  Surface drilling at Podolsky was curtailed as it is more efficient and cost effective to wait until shaft sinking reaches the appropriate depth for optimal underground drilling platforms.  Underground drilling at Levack was also curtailed while shaft rehabilitation progresses.  Underground drilling at Levack is expected to resume later in the third quarter.  As a result of encouraging results from the Levack Footwall drilling, the original exploration budget for 2005 was increased by $2.5 million to $13.9 million.

With the exception of the additional $2.5 million of exploration costs mentioned above, expenditures on property, plant and equipment on the SJV properties are expected to be as originally budgeted and will total approximately $42.5 million for the entire 2005 year, with 25% of the costs being recovered from non-controlling interests partner, Dynatec.

With the acquisition of Aurora, a drilling program on two of its properties commenced in July 2005.  Approximately $2.0 million is budgeted for exploration work on Aurora’s Sudbury properties this year, 50% of which is FNX’s share with the remaining 50% being Dynatec’s share.

Non-controlling interests

Net cash payments from non-controlling interests totaled $1.0 million and $3.4 million, respectively, in the second quarter and year to date 2005, compared to net cash payments to Dynatec of $0.2 million and $0.7 million, respectively, in 2004.  Cash expenditures by the SJV for property, plant and equipment exceeded the cash flow generated by the SJV’s mining operations in 2005 as a result of increased levels of spending on property, plant and equipment compared to 2004.

Share capital

As at June 30, 2005, FNX had 51.0 million common shares issued and outstanding with an additional 4.3 million issued on July 1, 2005 to acquire Aurora.  During the second quarter, 0.7 million common shares were issued upon the exercise of stock options for total cash consideration of $3.2 million.  As of July 31, 2005, an additional 30,000 stock options were exercised for cash proceeds of $0.2 million. As at June 30, 2005, stock options to purchase 2.4 million common shares at a weighted average price of $6.54 per share were outstanding.  The number of stock options outstanding at July 31, 2005 represents 4.3% of the issued and outstanding common shares at that time.

For the year to date 2005, share capital has declined by $3.0 million from $126.4 million to $123.4 million as a result of the recognition of an $8.7 million future tax liability associated with the renunciation of $20.6 million of Canadian Exploration Expenses (“CEE”) to flow-through common shareholders.  A corresponding increase in the future income and resource tax liability was recorded at that time.  An interest expense of $0.1 million has been charged to other expenses for the year to date as required under the Income Tax Act (Canada) for prescribed

interest related to unexpended flow through share balances.   All $20.6 million of flow-through funds were expended on CEE by June 30, 2005.

Effective July 1, 2005, FNX implemented a deferred share units plan (the “DSU Plan”) for Directors to promote a greater alignment of interests between shareholders and Directors by potentially linking a portion of Director compensation to the future value of FNX’s common shares.  Directors have the choice to receive, in increments of 25%, up to 100% of their compensation in the form of deferred share units rather than by way of cash.  No stock-based compensation expense with respect to the DSU Plan was incurred in the period as the DSU Plan became effective July 1, 2005.

Non-GAAP Performance Measures

Cash operating margin per ton of ore sold, cash operating cost per pound of nickel sold and Adjusted EBITDA are included in this MD&A because these statistics are key performance measures that management uses to monitor performance.  Management uses these statistics to assess how well the Company’s producing mine is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations.  Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance.  These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Summary of Selected Quarterly Financial Information

	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
2005
Revenue	15,084	21,923			37,007
Net earnings	728	3,094			3,822
Basic and diluted EPS	$0.01	$0.06			$0.08
2004 (1)
Revenue	9,511	13,624	16,140	16,653	55,928
Net earnings	1,311	178	1,641	3,359	6,489
Basic and diluted EPS	$0.03	$0.00	$0.03	$0.07	$0.13
2003
Revenue	0.0	0.0	0.0	0.0	0.0
Net earnings (loss)	(1,560)	(1,487)	(3,010)	(4,020)	(10,077)
Basic and diluted EPS	($0.05)	($0.03)	($0.08)	($0.08)	($0.24)

(1) The first year of commercial production for the Company.

FNX declared commercial production at its first mine, McCreedy West, on January 1, 2004 for ore shipments commencing on November 1, 2003, thereby making comparisons to prior periods somewhat difficult. The quarterly trend since January 2004 has generally been towards increasing revenues and net earnings as a result of higher levels of ore mined and the resultant metal sales.  With the inclusion of ore mined from the PM Deposit in earnings, effective with the reporting period commencing July 1, 2005, the Company’s revenues should continue to increase.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.   These forward looking statements are based on current expectations and involve risks and uncertainties, including those referred to in FNX’s 2004 Annual Report and/or in FNX's AIF dated April 11, 2005 and filed with Canadian provincial securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward looking statements.  Examples of such forward looking statements include statements regarding financial results and expectations for 2005, including, but not limited to, forecast levels of production of ore and/or metals, metal prices, demand for metals, currency exchange rates, cash operating margins, cash operating cost per pound of nickel sold, costs per ton of ore, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions.   Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the Annual Report for 2004 and/or the AIF, and include unanticipated and/or unusual events.  Many of such factors are beyond FNX’s ability to control or predict.  Actual results may differ materially from those anticipated.  Readers of this MD&A are cautioned not to put undue reliance on forward looking statements due to their inherent uncertainty.  FNX disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise.  These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

Additional information, including the quarterly and annual consolidated financial statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing FNX’s website at www.fnxmining.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.